200 East Randolph Drive

Chicago, Illinois 60601

312 861-2000 www.kirkland.com

July 13, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sara D. Kalin

Re:	World Omni Auto Receivables LLC
Registration Statement on Form S-3
Originally filed May 4, 2006
File No. 333-133809

Ladies and Gentlemen:

On behalf of World Omni Auto Receivables LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated July 5, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission to Patrick Ossenbeck, the Depositor’s Treasurer, we submit Amendment No. 2 to the above-referenced Registration Statement on Form S-3, marked to show changes from Amendment No. 1 to Registration Statement as filed on June 16, 2006. Amendment No. 2 reflects changes made in response to the Comment Letter.

The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Depositor’s responses. The numbers correspond to the numbered paragraphs in the Comment Letter. Page references in the Depositor’s responses are references to the page numbers in the typeset version of the amendment, copies of which are being provided to Joshua Ravitz, of the Staff, via courier. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

Securities and Exchange Commission

Division of Corporation Finance

July 13, 2006

Prospectus Supplement

Cover Page

1.	We reissue comment 5 of our letter of May 26, 2006 with regard to listing the financial guarantee insurance policy and the note insurer on the cover. Registrants should exercise discretion in describing only the material asset types or features reasonably contemplated to be included in an actual takedown. However, if you contemplate using an insurance policy, then all required disclosure regarding such policy should be provided.

Response: The Registrant currently does not contemplate using a financial guarantee insurance policy or a note insurer and has revised the disclosure to remove all references to the inclusion of a financial guarantee insurance policy or a note insurer. Please see pages ii, iii, S-2, S-8, S-40, 18, and 26.

Base Prospectus

Description of the Trust Documents

Credit and Cash Flow Enhancements, page 26

2.	We note your disclosure in the first paragraph that credit may include “a variation of” those listed in the bullet points that follow. Please revise to delete this language or describe each variation that you may include.

Response: The Registrant has revised the disclosure to delete the referenced language. Please see page 26.

3.	While we note your response to comment 9 of our letter dated May 26, 2006, we reissue the comment. Please tell us which forms of credit support you anticipate may be applied concurrently to more than one series of securities. Please also describe the mechanics of how the shared credit support will operate, including how it will be funded, or how it will be acquired.

Response: The Registrant currently does not contemplate applying the same credit support to more than one series of securities and has revised the disclosure to remove all references to that possibility. Please see page 27.

Securities and Exchange Commission

Division of Corporation Finance

July 13, 2006

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned at (312) 861-2026.

Sincerely,

Jeffrey S. O’Connor

cc:	Patrick C. Ossenbeck, World Omni Auto Receivables LLC
Stephen P. Artusi, Esq., World Omni Auto Receivables LLC
Reed Auerbach, Esq., McKee Nelson LLP